Filed Pursuant to Rule 424(b)(3)
Registration No. 333-150655

PROSPECTUS SUPPLEMENT

(to prospectus dated September 12, 2011 and the prospectus supplements dated October  6, 2011, October 14, 2011, December 9, 2011, December 19, 2011, January 10, 2012 and January 13, 2012)

BIOMET, INC.

$775,000,000 10% Senior Notes due 2017

$775,000,000 10 3/8%/11 1/8% Senior Toggle Notes due 2017

$1,015,000,000 11 5/8% Senior Subordinated Notes due 2017

This prospectus supplement updates and supplements the prospectus dated September 12, 2011 and the prospectus supplements dated October 6, 2011, October 14, 2011, December 9, 2011, December 19, 2011, January 10, 2012 and January 13, 2012.

See the “Risk Factors” section beginning on page 5 of the prospectus and the “Risk Factors” section in our Quarterly Report on Form 10-Q filed with the SEC on January 13, 2012, for a discussion of certain risks that you should consider before investing in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus supplement and the accompanying prospectus have been prepared for and may be used by Goldman, Sachs & Co. and any affiliates of Goldman, Sachs & Co. in connection with offers and sales of the notes related to market-making transactions in the notes affected from time to time. Goldman, Sachs & Co. or its affiliates may act as principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties, when it acts as agents for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. We will not receive any proceeds from such sales.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized any person to provide you with any information or represent anything about us or this offering that is not contained in this prospectus supplement and the accompanying prospectus. If given or made, any such other information or representation should not be relied upon as having been authorized by us. This prospectus supplement and the accompanying prospectus does not offer to sell nor ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. You should not assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front cover of this prospectus supplement and the accompanying prospectus or the date of any document incorporated by reference herein.

The date of this prospectus supplement is March 28, 2012.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant To Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 26, 2012

LVB ACQUISITION, INC.

BIOMET, INC.

(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

Delaware	000-54505	26-0499682
Indiana	001-15601	35-1418342
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

56 East Bell Drive

Warsaw, Indiana 46582

(Address of Principal Executive Offices, Including Zip Code)

(574) 267-6639

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

The following description relates primarily to Biomet, Inc. and its subsidiaries (individually and collectively referred to as “Biomet”, the “Company”, “we”, “us”, or “our”). Biomet is a wholly owned subsidiary of LVB Acquisition, Inc. (“LVB”). LVB has no other operations beyond its ownership of Biomet.

On March 26, 2012, Biomet, Inc. (the “Company”) announced that it had settled an ongoing federal investigation into its international sales practices with the United States Department of Justice and the U.S. Securities and Exchange Commission. As part of the settlement, the Company has entered into: (i) a consent to final judgment (the “SEC Consent”) with the Securities and Exchange Commission (“SEC”) and (ii) a deferred prosecution agreement (the “DPA”). This resolution was approved on the same day by the U.S. District Court for the District of Columbia.

Pursuant to the terms of the SEC Consent, the Company settled civil claims related to the federal investigation by voluntarily disgorging profits to the United States government in an aggregate amount of $5.6 million, inclusive of pre-judgment interest (the “Civil Settlement Payment”). The Company also agreed to pay a fine of $17.3 million (the “DOJ Payment” and together with the Civil Settlement Payment, the “Settlement Payments”) to the United States government pursuant to the terms of the DPA. The Company expects to make the Settlement Payments in the fourth fiscal quarter.

As part of the DPA, the DOJ has agreed not to pursue any criminal charges against the Company if the Company makes the DOJ Payment and complies with the terms of the DPA. In addition, the Company and its subsidiaries will be subject to oversight by an independent external compliance monitor appointed by the U.S. Department of Justice for at least the first 18 months of the 3-year term of the Deferred Prosecution Agreement.

The foregoing description of the DPA is not complete and is qualified in its entirety by reference to the full text of such agreement, which is filed hereto as Exhibits 10.1, and incorporated herein by reference.

Item 8.01 Other Events.

On March 26, 2012, the Company issued a press release announcing that it had settled the ongoing federal investigation into its international sales practices. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
10.1	Deferred Prosecution Agreement dated March 26, 2012, between Biomet, Inc. and the United States Department of Justice, Criminal Division, Fraud Section

99.1	Press Release, dated March 26, 2012, issued by Biomet, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

Date: March 28, 2012

LVB ACQUISITION, INC.

/s/ Bradley J. Tandy
By:	Bradley J. Tandy
Its:	Senior Vice President, General
Counsel and Secretary

BIOMET, INC.

/s/ Bradley J. Tandy
By:	Bradley J. Tandy
Its:	Senior Vice President, General
Counsel and Secretary

EXHIBITS

Exhibit No.	Description
10.1	Deferred Prosecution Agreement dated March 26, 2012, between Biomet, Inc. and the United States Department of Justice, Criminal Division, Fraud Section

99.1	Press Release, dated March 26, 2012, issued by Biomet, Inc.